Filed by Quovadx, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Rogue Wave Software, Inc.
Commission File No. 000-28900

CONTACT
Larry Thede, VP — Investor Relations
Quovadx, Inc.
(800) 723-3033 x346

QUOVADX COMPLETES ACQUISITION OF 89.3% OF ROGUE WAVE
STOCK IN EXCHANGE OFFER

- Transaction Expected to be Accretive to Earnings in 2004 -
- Quovadx Announces Subsequent Offering Period -

ENGLEWOOD, CO, December 17, 2003 — Quovadx, Inc. (Nasdaq: QVDX), a global platform software and vertical solutions company, today announced the completion of the acquisition of 89.3% of the common stock of Rogue Wave Software, Inc., (Nasdaq: RWAV), a leading provider of reusable software components and services that facilitate application development.

“I’m delighted to add Rogue Wave as a subsidiary of Quovadx and I welcome the opportunity to introduce their customers to Quovadx’s application development platform and expand our reach into new markets,” said Lorine Sweeney, president and chief executive officer of Quovadx. “Rogue Wave has established relationships with independent software vendors and has over 18,000 customers, which dramatically expands our addressable market. Also, the strong, recognized Rogue Wave® brand enhances our competitive position. With these key attributes in place, the combined organization will promote growth and create value for customers and shareowners. We are prepared to quickly integrate the two companies and realize the benefits of this transaction.”

     “This acquisition places us in a position to fast-forward the execution of the strategy we announced earlier this year, allowing us to accelerate the introduction of innovative products into our customer base,” said Kathleen Brush, president and chief executive officer of Rogue Wave. “I look forward to working with Lorine and her team to grow the combined company’s client base and revenue stream.”

Quovadx and Rogue Wave announced the acquisition on November 4, 2003 and commenced an exchange offer on November 12, 2003. In the exchange offer that expired at 12:00 midnight EST, Tuesday, December 16, 2003 Rogue Wave shareowners tendered 9.5 million shares (excluding 0.1 million shares tendered by notice of guaranteed delivery), or 89.3% of the outstanding shares of Rogue Wave (excluding 1.4% tendered by guaranteed delivery). The tendered shares were accepted for exchange. Each share of Rogue Wave common stock will be exchanged for $4.09 in cash, 0.5292 shares of Quovadx common stock and cash for fractional shares in accordance with the terms of the offer. The shares tendered by notice of guaranteed delivery are expected to be delivered promptly and settle within the subsequent offering period.

Quovadx also announced today that it has elected to provide a subsequent offering period in connection with the exchange offer. The subsequent offering period will begin today at 9 a.m. EST and will expire at midnight EST on Friday, December 19, 2003. During the subsequent offering period, Quovadx will accept for exchange and exchange each share of Rogue Wave common stock that is validly tendered for $4.09 in cash, 0.5292 shares of Quovadx common stock and cash for fractional shares, which is the same consideration offered for shares of Rogue Wave common stock tendered in the initial exchange offer, promptly after such Rogue Wave shares are tendered. Shares of Rogue Wave common stock tendered during the subsequent offering period may not be withdrawn.

As soon as practicable after Quovadx acquires 90% of the outstanding stock of Rogue Wave, Quovadx intends to complete the acquisition by merging Chess Acquisition Corporation into Rogue Wave, after which Rogue Wave will become a wholly owned subsidiary of Quovadx. In the merger, each share of Rogue Wave common stock will be exchanged for $4.09 in cash, 0.5292 shares of Quovadx common stock and cash for fractional shares, the same consideration that will be paid in the offer. Rogue Wave will operate as a wholly owned subsidiary of Quovadx with administrative functions absorbed into Quovadx existing operations. Quovadx expects the acquisition to be accretive to earnings in 2004 as a result of cost savings, cross-selling opportunities and incremental revenue streams resulting from the companies’ complementary products.

About Quovadx, Inc.

Quovadx (Nasdaq: QVDX) is a global software company, based in Englewood, CO, that helps organizations redevelop, extend and integrate customizable applications with the flexibility of open standards. The company’s products and services have been proven to optimize business processes and deliver lasting customer value to over 3,600 organizations around the world. At the center of the QUOVADX™ approach are Adaptive Frameworks, which are flexible, packaged application solutions. Adaptive Frameworks support rapid customization to meet specific client and industry requirements that are challenged by restricted budgets and zero tolerance for error. These industries include healthcare, life sciences, media and entertainment, financial services, manufacturing and government. With more than 550 employees, Quovadx operates internationally with locations in ten major U.S. metropolitan cities and one in the United Kingdom. For more information, please visit www.quovadx.com.

Additional Information

Quovadx commenced an exchange offer and filed with the Securities and Exchange Commission (SEC) a Schedule TO and Registration Statement on Form S-4 relating to the exchange offer. Rogue Wave filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the exchange offer. Quovadx has mailed a Prospectus/Offer to Exchange and related offer materials to stockholders of Rogue Wave, and Rogue Wave mailed a Schedule 14D-9 to its stockholders. Investors and security holders are urged to read these documents carefully when they are available because they will contain important information about the transaction. Documents filed by Quovadx with the SEC may be obtained without charge at the SEC website at www.sec.gov and at Quovadx’s website at www.quovadx.com. Documents filed by Rogue Wave with the SEC may be obtained without charge at the SEC website and at Rogue Wave’s website at www.roguewave.com.

Cautionary Statement

Certain statements in this release are “forward-looking statements.” These statements reflect current beliefs and are based on information currently available to Quovadx. These statement include the anticipated effect of the Rogue Wave acquisition on Quovadx’s sales growth, revenue, cost structure, earnings and financial condition, the anticipated improvement in Quovadx’s position in the industry in which it competes as a result of the transaction, and the expected effect of the transaction on Quovadx product offerings. These statements reflect management’s current expectations regarding future events, speak only as of the date of this release, and may differ materially from actual future events. These statements are subject to a number of risks and uncertainties, including potential difficulties in the assimilation Rogue Wave’s operations, technologies and products, the risk of loss of key personnel of Rogue Wave, diversion of management attention from other business concerns, and risk that the foregoing and other factors will not yield the expected accretion in the future. We do not undertake any obligation to update or correct any forward-looking statements included in this release to reflect events or circumstances occurring after the date of this release. Note that the Private Securities Litigation reform Act of 1995 does not apply to statements to the extent made in connection with a tender offer.

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QUOVADX is a trademark of Quovadx, Inc., and Rogue Wave is a registered trademark of Rogue Wave, Inc.